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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of March 2003 (March 13, 2003)

Commission File Number:  0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

         Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                             Form 20-F X    Form 40-F ___
                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): X
                                             -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes ___ No  X
                                               ---

     This Form 6-K is designated as incorporated by reference into the Form
F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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                                                                    NEWS RELEASE

[LOGO] Ansell

                                   Ansell Limited
                                   A.B.N. 89 004 085 330

                                   Level 3, 678 Victoria Street
                                   Richmond, Victoria 3121, Australia

                                   GPO Box 772H Melbourne
                                   Victoria 3001, Australia

                                   Telephone (+613) 9270 7270
                                   Facsimile (+613) 9270 7300
                                   www.ansell.com

13 March 2003.

                  Ansell Appoints Head of Global Manufacturing

Ansell Limited has announced the appointment of Rainer Wolf to the position of Head of Global Manufacturing, based in Shah Alam, Malaysia, and reporting directly to Harry Boon, the CEO, in Red Bank, New Jersey, USA.

Mr. Boon said of the appointment "Rainer has a very strong background in Quality and Engineering processes with 3M, and also brings to Ansell many years' experience in working in an Asian multi-cultural environment. Rainer has worked directly with customers in developing new products, as well as leading large-scale manufacturing and quality initiatives in an Asian environment. His experience has included ISO 9002, ISO 14000 and 6-Sigma level certification."

Mr Wolf joins Ansell from 3M, where he held a number of senior Marketing, Manufacturing, Quality and Engineering positions over 13 years, both in Asia and Europe. Prior to joining 3M, Mr Wolf worked for Monsanto Germany, where he was a Project Leader, spearheading the use of Thermoplastic Elastomers in the Automotive Industry.

Mr. Boon added "Together with other recent appointments in Finance, Supply Chain, Science & Technology, and Global Marketing, the Ansell organization is now very well poised to take advantage of its global strategic positions, focusing on innovation, branding and cost-effective manufacture."

For further information, please contact

Australia: David Graham
           (+61 3) 9270 7270

USA:       Phil Corke
           (+1 732) 345 5400

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ANSELL LIMITED
                                                   (Registrant)


                                        By:    /s/ DAVID M. GRAHAM
                                               ---------------------------------

                                        Name:  DAVID M. GRAHAM
                                               ---------------------------------

                                        Title: GROUP TREASURER
                                               ---------------------------------

Date: March 13, 2003